Mail Stop 3-8

      							 February 24, 2005




By Facsimile and U.S. Mail

Mr. Dan W. Matthias
Chairman and Chief Executive Officer
Mothers Work, Inc.
456 North Fifth Street
Philadelphia, PA  19123

      Re:    Form 10-K for the year ended September 30, 2004
                Form 10-Q for the quarter ended December 31, 2004
                File No.  0-21196

Dear Mr. Matthias:

We have completed a limited review of the above referenced filings.
Our review was limited to certain areas of your financial statements and management`s discussion and analysis of financial condition and results of operations. The review resulted in the following accounting comments. All page references are keyed to the filings you submitted in electronic form on EDGAR.
FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2004

Item 1. Business, page 2

1. Please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services. See Item 101(c)(1)(i) of Regulation S-
K.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 20

Critical Accounting Policies and Estimates, page 20

2. You disclose in Note 2 that you are self-insured for certain healthcare benefits. Please explain to us why you do not include amongst your critical accounting policies and estimates the amounts you calculate in connection with your self-insurance liabilities. Liquidity and Capital Resources

Contractual Obligations and Commerical Commitments

Contractual Obligations, page 30
Commerical Commitments, page 31

3. Your disclosure of long-term debt balances excludes interest payments. Because the table is aimed at increasing the transparency of cash flow, we believe interest payments are contractual obligations. Please tell us and revise your disclosures in future filings to include the amount of scheduled payments for interest you expect on all outstanding debt for all periods presented as required by Item 303(a)(5)(ii)(A) of Regulation S-K.

4. Supplementally please tell us and revise your disclosures in future filings to include purchase obligations for merchandise from contract manufacturers. We also note your disclosures in footnote
(1) under commercial commitments stating that purchases orders for merchandise and supplies are excluded. Likewise, footnote (2) states that direct operating costs related to leasing arrangements have also been excluded from the tabular presentations. Please keep in mind that (a) purchase obligations and (b) other long-term liabilities reflected on your balance sheet under GAAP are among the items required to be included in the tabular disclosure. If you continue to believe these obligations should be excluded, please explain why.
Refer to Item 303(a)(5) of Regulation S-K.

5. Please disclose the information about your off-balance sheet arrangements in the manner required by Item 303(a)(4) of Regulation
S-K.

Consolidated Financial Statements

Consolidated Statements of Operations

6. Please tell us and present in future filings interest income and interest expense in separate line items or disclose for each period presented the amounts of interest income and interest expense in a footnote that reconciles to the interest expenses (income), net line item. Refer to Rule 5-03.7 through .9 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies

General

7. You disclosed in Item 1. Business section that part of your merchandising and distribution strategy includes agreements with department stores such as Kohl`s and Sears. Supplementally please tell us if you pay slotting fees, engage in cooperative advertising programs, have buy-down programs, or make other payments or provide other promotions to resellers of your products. If so, please disclose in future filings your accounting policy for each of these types of arrangements, including the statement of operations line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meet the requirements in EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.

8. We note your disclosure that shipping and handling costs are included in costs of goods sold. Please tell us and expand your disclosure in future filings to indicate the types of any other expenses you include in the cost of goods sold, and selling, general and administrative expense line items. Please tell us whether you included inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

* In a footnote, the line items that these costs are included in and the amounts included in each line item for each period presented, and
* In MD&A, that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others may exclude a portion of them from gross margin, including them instead in line items such as selling, general and administrative expenses.

9. You do not present any disclosure relating to reportable segments as required by SFAS 131. Supplementally please explain to us and disclose in future filings your compliance with the provisions of SFAS 131 and the identity of your operating and reportable segments.
Please tell us the separate operating results, including gross margins, of your consolidated internet/web site merchandise sales and the 232 leased departments for all periods presented and explain to us why you do not believe the operations relating to the 232 leased departments in various major department stores does not represent a separate reportable segment as defined by paragraph 16 of SFAS 131.
Please also note the enterprise-wide, including geographic, disclosures of SFAS 131 and tell us how you complied with these requirements. We may have further comment upon review of your response.

(i.)  Goodwill, Intangible and Other Assets, page F-9

10. You disclose that you perform annual assessments of goodwill for impairment as the end of each fiscal year or as impairment indicators arise. The market value of the company has declined significantly over the last couple of years based on the performance of your common stock which has continued to decline from a high of $43.00 in late 2002 to $14.00 in late 2004 according to your disclosures on page 14.
During this same period your operating results have also shown a continuing decline. Please explain to us your basis in GAAP for concluding that there has not been any impairment of goodwill.

(o.)  Other Revenues, page F-11

11. Please explain to us the types and nature of the marketing programs that generate additional revenues. Tell us the amounts of these other revenues that have been included in net sales for all periods presented and your basis in GAAP for classifying these amounts as revenues as opposed to a reimbursement of costs.

(w.)  Insurance, page F-13

12. You disclose that you are self-insured for healthcare benefits and workers` compensation losses. Please disclose in future filings the extent of your self-insurance for each type of coverage and your additional insurance coverage for significant claims.

Note 4 - Property, Plant and Equipment, net, page F-15

13. According to your disclosures the carrying value of the Assets Held for Sale of $1.2 million is based on valuations obtained during fiscal 2002. Please explain to us your basis in GAAP for continuing to report these amounts as the fair value of these assets as of September 30, 2004.

Note 5.  Acquisition, page F-15

14. We note you disclosure that 110 iMaternity stores have been closed as of September 30, 2004. Please explain to us why you do not present the operations of the closed stores as discontinued operations in accordance with paragraphs 41-44 of SFAS 144. Provide us your basis in GAAP for your accounting treatment and the related financial presentation of these store closings. If any of these closures were included in your accrual of $8.9 million at the time of the acquisition in 2001, please revise your disclosures accordingly to clarify and distinguish these closures.

Note 7.  Line of Credit, pages F-18-19
Note 8.  Long-Term Debt, pages F-20-21

15. Please disclose the existence of any cross-default provisions on your long-term and short-term credit facilities. Please also disclose whether you were in compliance with all of your long-term debt covenants for each period presented, and the repercussions of failing to maintain compliance.

16. You disclose that your senior note agreements include restrictions on the payment of dividends. Please revise your disclosure to include the specific nature of the restrictions on dividends as required by Rule 4-08(e)(1) of Regulation S-X.

Note 11.  Stock Option Plans and Warrants, page F-25

17. Your disclosures on page 14 indicate that the price of your common stock has experienced significant fluctuations during the last several years. Please explain the basis for your assumption relating to expected price volatility for the periods presented.

      FORM 10-Q FOR THE QUARTER ENDED DECEMBER 31, 2004

18. Where applicable, please address the above comments in your interim financial statements.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

Please send us your response to our comments within ten days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

If you have any questions regarding our comments, please direct them to Milwood Hobbs at (202) 942-2846 or Donna Di Silvio at (202) 942-
1852, or in their absence, to the undersigned at (202) 942-2823. Any other questions regarding disclosure issues maybe directed to H. Christopher Owings at (202) 942-1900.

							Sincerely,



							Michael Moran
							Accounting Branch Chief

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Mr. Dan W. Matthias
Mothers Work, Inc.
February 24, 2005
Page 1